Exhibit 99.3

BT Group Replaces Legacy WFO Solutions with NICE for Contact
Center Revitalization

Leading telecom multinational adopted NICE WFM, Engage and Nexidia Analytics for improved customer service, employee engagement and savings

Hoboken, N.J., September 7, 2017 – NICE (Nasdaq:NICE) today announced that BT Group, a leading United Kingdom-based multinational communications company, has selected NICE’s solutions to transform its contact center operations. Replacing its previous recording and workforce management solutions, BT is implementing NICE WFM, NICE Engage, and Nexidia Analytics across the Group over the next three years.

BT Group PLC, with operations in around 180 countries, supplies telecom services to corporate and government customers worldwide. The company also provides telephony, broadband and subscription television services to around 10 million UK customers.

Seeking to transform its contact center operations, BT decided to upgrade and centralize its platforms for improved customer experience, optimized total cost of ownership, and ensured regulatory compliance. To this end, BT undertook an extensive selection process that resulted in standardizing on NICE for multi-channel recording, speech and text analytics and workforce management (WFM).

BT chose the NICE solutions for its contact center revitalization due to NICE’s excellent service management and quantifiable metrics, which indicated improved business outcomes.

In addition, NICE WFM demonstrated the capacity to manage and forecast the activities of thousands of BT contact center agents, including the optimization of a multi-skilled workforce. The solution also improves employee engagement and generates a significant reduction in annual administrative costs.

The NICE Engage platform provides BT with the world’s leading enterprise-grade multi-channel recording, archiving and streaming solution. As another key element in its contact center transformation, BT selected Nexidia Analytics to address the need for in-depth insights into customer and agent behavior based on speech and text interactions.

Libby Barr, Managing Director of Consumer Customer Care, BT Group: “After extensive research we concluded that the NICE WFM, Engage and Analytics platforms were the best in the market, with a proven track record of helping organizations such as ourselves deliver better outcomes for our customers whilst also allowing for simplified support processes. We look forward to partnering with NICE as we embed their use into our contact centers.”

Rachel Higham, Managing Director of IT, BT Group: “The NICE Workforce Management technology deployed across all BT customer service organizations is a fundamental requirement in order to support a multi-brand, multi segment advisor. We chose the NICE hosted solution to reduce deployment timescales. NICE’s integrated platforms permit increased operational flexibility and will contribute to a faster return on our investments in contact center infrastructure.”

John O’Hara, president of NICE EMEA: “With the roll-out of the three complementary NICE solutions at BT – focused on employees, channels and customers – they are reinventing customer service and significantly improving employee engagement with new features and functionalities. BT’s contact center evolution reflects NICE’s position as a driver of actionable insights and efficiency across customer-centric operations in the telecommunications industry, with solutions that both reward and create successful employees.”

About BT
BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach. For the year ended 31 March 2017, BT Group’s reported revenue was £24,062m with reported profit before taxation of £2,354m. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York. For more information, visit www.btplc.com

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.